FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

1 February 2019
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

FINAL RESULTS AND FOURTH INTERIM DIVIDEND FOR 2018

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of Directors of HSBC Holdings plc will be held on 19 February 2019 (the 'Board Meeting') to consider the announcement of the final results for the year ended 31 December 2018 and the declaration of a fourth interim dividend for 2018 on the ordinary shares.

Subject to the approval at the Board Meeting, the fourth interim dividend for 2018 will be payable on 8 April 2019 to holders of record on 22 February 2019 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register.

The ordinary shares in London, Hong Kong, Paris and Bermuda and the American Depositary Shares in New York will be quoted ex-dividend on 21 February 2019.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 22 February 2019 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai†and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
†    Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 01 February 2019